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                            August 31, 2022

       Wing Wah Cheng
       Chief Executive Officer
       Samfine Creation Holdings Group Limited
       Flat B, 8/F, Block 4
       Kwun Tong Industrial Centre
       436-446 Kwun Tong Road
       Kwun Tong, Kowloon
       Hong Kong

                                                        Re: Samfine Creation
Holdings Group Limited
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted August
18, 2022
                                                            CIK No. 0001926792

       Dear Mr. Cheng:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement

       General

   1. Please provide a factual update on your cover page, prospectus summary, and risk factors to disclose the
agreement reached between the PCAOB and the CSRC on August 26,
                                                        2022.
 Wing Wah Cheng
FirstName LastNameWing
                 Holdings Wah Cheng
Samfine Creation          Group Limited
Comapany
August 31, NameSamfine
           2022         Creation Holdings Group Limited
August
Page 2 31, 2022 Page 2
FirstName LastName
Prospectus Summary
Permission Required from Hong Kong Authorities, page 7

2. We note your revisions in response to comment 3. As drafted, the business registration certificate issued by the Hong Kong Business Registration Office, required for your Hong
         Kong subsidiary, appears as an exception to items (i)-(iv) identified thereafter. Please revise to clarify the resulting ambiguities, including whether this certificate constitutes an offering approval, has been obtained, and is the subject of any inquiry or notice. We further note that item (ii) appears to lack a reference.
       You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Ying Li